BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Don R. De Souza                                      Mailing Address:
Vice President                                       P.O. Box 318
Telephone: 212-250-2216                              Church Street Station
                                                     New York, NY 10008


                                                     February 14, 1994



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

       Re:  Filing of Schedule 13G on
             Whittaker Corporation


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                                     Sincerely,
                                                     /s/Don R. De Souza


Enclosures

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No.  4 )*
                                 ____

                             Whittaker Corporation
                    _______________________________________
                                NAME OF ISSUER:
                        Common Stock (Par Value $0.01)
                    _______________________________________
                         TITLE OF CLASS OF SECURITIES
                                   966680407
                    _______________________________________
                                 CUSIP NUMBER


       Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                               Page 1 of 4 Pages

CUSIP No. 966680407                                  Page 2 of 4 Pages


1.NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Bankers Trust New York Corporation and Its Wholly Owned
   Subsidiary, Bankers Trust Company, as Trustee for various
   trusts, and employee benefit plans   13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
             (A)  [ ]
             (B)  [X]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

   Both Bankers Trust New York Corporation and Bankers Trust
   Company are New York Corporations.

 NUMBER OF          5. SOLE VOTING POWER

  SHARES                   42,632

BENEFICIALLY        6. SHARED VOTING POWER

 OWNED BY                  0

  EACH              7. SOLE DISPOSITIVE POWER

REPORTING                  63,375

 PERSON             8. SHARED DISPOSITIVE POWER

  WITH                     0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           63,375

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
   SHARES *



11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           0.8%

12.TYPE OF REPORTING PERSON *

       Bankers Trust New York Corporation - HC
       Bankers Trust Company - BK

Item 4       OWNERSHIP:

                    (a)    Amount Beneficially Owned: 63,375

                    (b)    Percent of Class: 0.8%

                    (c)    Number of shares as to which such person has:

                              (i)  sole power to vote or to direct the
                                       vote - 42,632

                             (ii)  shared power to vote or to direct the
                                       vote - 0

                            (iii)  sole power to dispose or to direct the
                                      disposition of - 63,375

                             (iv)  shared power to dispose or to direct
                                       the disposition of - 0

Item 5              OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS:

                           [X]

Item 6              Not Applicable.

Item 10             CERTIFICATION:

                           By signing below I certify that, to the best of
my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

                           After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:               As of December 31, 1993

Signature:       Bankers Trust New York Corporation


                 /s/James T. Byrne, Jr.
By:                 James T. Byrne, Jr.
Title:                  Secretary



Date:               As of December 31, 1993

Signature:       Bankers Trust Company, as Trustee for various trusts,
and employee benefit plans.


                 /s/Don R. De Souza
By:                 Don R. De Souza
Title:              Vice President